Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2019

Shenzhen, China, March 12, 2020 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights:

●	Total revenues were US$48.3 million, representing an increase of 10.2% from the previous quarter.

●	Cloud computing and other internet value-added services (“Cloud computing and IVAS”) revenues were US$24.6 million, representing an increase of 18.0% from the previous quarter.

●	Subscription revenues were US$19.8 million, representing an increase of 2.9% from the previous quarter.

●	Online advertising revenues (consisting primarily of revenues from mobile advertising) were US$3.9 million, representing an increase of 3.9% from the previous quarter.

●	Gross profit was US$17.9 million, representing a decrease of 7.2% from the previous quarter, and gross margin was 37.1% in the fourth quarter, compared with 44.1% in the previous quarter.

●	Net loss was US$18.1 million in the fourth quarter, compared with a net loss of US$24.6 million in the previous quarter.

●	Diluted loss per ADS was US$0.27 as compared with a loss of US$0.36 in the previous quarter.

Fiscal Year Ended December, 31 2019 Financial Highlights:

●	Total revenues were US$181.3 million, representing a decrease of 21.9% from 2018.

●	Cloud computing and IVAS revenues were US$84.1 million, representing a decrease of 31.3% from 2018.

●	Subscription revenues were US$81.5 million, representing a decrease of 0.4% from 2018.

●	Online advertising revenues were US$15.6 million, representing a decrease of 43.7% from 2018.

●	Gross profit was US$80.8 million, representing a decrease of 29.7% from 2018, and gross margin was 44.5%, compared with 49.5% in the previous year.

●	Net loss from continuing operations was US$53.4 million for fiscal year 2019, compared with a net loss of US$40.8 million for 2018.

●	Diluted loss per ADS from continuing operations in 2019 was US$0.79, compared with a loss of US$0.61 in the previous year.

Recent Developments:

●	Established a strategic partnership with China Tower Corporation (“CTC”, Hong Kong Stock Exchange: 00788) to leverage the company’s distributed cloud computing capacities and CTC’s nationwide telecommunication tower infrastructure services to expand our bandwidth capacity;

●	Updated ThunderChain’s portfolio of products across six major industry sectors. With this set of releases, ThunderChain now can offer a wide range of effective blockchain product solutions;

●	Won another overseas project to build a blockchain-based academic certificate verification platform for an academic association in Thailand.

Mr. Lei Chen, the Chief Executive Officer of Xunlei, commented: “Amid the challenging business environment, we have sustained and deepened our relationships with our shared cloud computing client base, as well as kept on innovation to advance ThunderChain blockchain technologies in practice. We believe that our commitments to leveraging innovative technology, products and services and steadily expanding our cloud infrastructure and blockchain ecosystem will better support our users and enterprise clients and further reinforce our market position.”

Fourth Quarter 2019 Financial Results

Total Revenues

Total revenues were US$48.3 million, representing an increase of 10.2% from the previous quarter. The increase in total revenues was mainly attributable to increased revenues from cloud computing and other IVAS businesses.

Revenues from cloud computing and other IVAS were US$24.6 million, representing an increase of 18.0% from the previous quarter. The increase was mainly due to increased sales of our cloud computing products and services, expanded offerings of our other IVAS services, and enhanced promotional marketing activities for our live streaming platform during this quarter.

Revenues from subscriptions were US$19.8 million, representing an increase of 2.9% from the previous quarter. The number of subscribers was 4.0 million as of December 31, 2019, up from 3.8 million as of September 30, 2019. The average revenue per subscriber for the fourth quarter was RMB35.1, same as RMB 35.1 as of September 30, 2019.

Revenues from online advertising were US$3.9 million, representing an increase of 3.9% from the previous quarter.

Cost of Revenues

Cost of revenues was US$30.3million, representing 62.7% of our total revenues, compared with US$24.4 million or 55.8% of total revenue in the previous quarter. The increase was mainly attributable to increased capacity and sales of our cloud computing products and services.

Bandwidth costs as included in cost of revenues were US$17.8 million, representing 36.8% of our total revenues, compared with US$15.8 million or 36.1% of total revenues in the previous quarter. The increase was mainly due to an increased capacity of our cloud computing nodes.

The remaining cost of revenues mainly consisted of cost related to the sales of our cloud computing products and revenue-sharing costs for our live streaming products.

Gross Profit and Gross Margin

Gross profit for the fourth quarter was US$17.9 million, representing a decrease of 7.2% from the previous quarter. Gross margin was 37.1% in the fourth quarter, compared with 44.1% in the previous quarter. The decreases in gross profit and gross margin were mainly due to a write-down of our inventory for Onething Cloud hardware products of US$3.2 million based on our inventory impairment assessment.

Research and Development Expenses

Research and development expenses for the fourth quarter were US$14.3 million, representing 29.6% of our total revenues, compared with US$17.6 million or 40.1% of our total revenues in the previous quarter. The reduction was primarily due to the optimization of organizational structure, benefits and compensation.

Sales and Marketing Expenses

Sales and marketing expenses for the fourth quarter were US$11.1 million, representing 23.1% of our total revenues, compared with US$6.2 million or 14.2% of our total revenues in the previous quarter. The increase was mainly due to more marketing and advertising expense incurred this quarter for year-end promotion activities.

General and Administrative Expenses

General and administrative expenses for the fourth quarter were US$10.2 million, representing 21.2% of our total revenues, compared with US$9.1 million or 20.8% of our total revenues in the previous quarter. The increase was primarily due to higher professional consulting and integrated audit fees incurred during the quarter as a result of our increased compliance requirements and the growth of our business. .

Impairment of Assets, Net

Impairment of assets, net for the fourth quarter was a credit balance of US$0.1 million, representing net recovery amount of previously impaired assets, compared with a credit balance of US$ 0.4 million in the previous quarter.

Operating Loss

Operating loss was US$17.7 million, compared with an operating loss of US$13.2 million in the previous quarter. The increase in operating loss was primarily due to increase in sales and marketing expense.

Net Loss and Loss Per ADS

Net loss was US$18.1 million, compared with a net loss of US$24.6 million in the previous quarter. Non-GAAP net loss from continuing operations was US$17.0 million in the fourth quarter of 2019, compared with a net loss of US$23.1 million in the previous quarter. The decreased net loss and non-GAAP net loss were primarily because we recognized a net investment income of US$2.4 million in this quarter, which was related to several long-term investments. The net investment income consists of an investment income in the amount of US$7.7 million and a write-off in the amount of US$ 5.3 million. In the previous quarter, there was a one-time write-off of an investment income of US$14.3 million.

Diluted loss per ADS from continuing operations in the fourth quarter of 2019 was approximately US$0.27 as compared with a loss of US$0.36 in the third quarter of 2019.

Cash Balance

As of December 31, 2019, the Company had cash, cash equivalents and short-term investments of US$265.3 million, compared with US$264.8 million as of September 30, 2019.

Unaudited Financial Results for the fiscal year ended December 31, 2019

Total Revenues

Total revenues were US$181.3 million, representing a decrease of 21.9% on a year-over-year basis. The decrease in total revenues was mainly attributable to a decrease in revenues from our cloud computing and other internet value-added services (IVAS) and online advertising services.

Revenues from cloud computing and IVAS were US$84.1 million, representing a decrease of 31.3% on a year-over-year basis. The decrease in cloud computing and IVAS revenues was mainly attributable to the decreased OneThing Cloud hardware product sales and live streaming revenues, which was partially offset by increased StellarCloud’s IaaS sales.

Revenues from subscriptions were US$81.5 million, representing a decrease of 0.4% on a year-over-year basis.

Revenues from online advertising were US$15.6 million, representing a decrease of 43.7% on a year-over-year basis. The decrease was mainly due to a decreased demand for our online advertising primarily by the mobile gaming industry during this year.

Cost of Revenues

Cost of revenues was US$99.9 million, representing 55.1% of our total revenues in 2019, as compared with US$115.7 million and 49.8% of the total revenues in 2018.

Bandwidth costs as included in cost of revenues were US$57.1 million, representing 31.5% of our total revenues, compared with US$48.1 million or 20.7% of total revenues in the previous year. The increases were mainly due to an increased capacity of our shared cloud computing nodes.

Gross Profit and Gross Margin

Gross profit for the year was US$80.8 million, representing a decrease of 29.7% on the year-over-year basis. Gross margin was 44.5%, compared with 49.5% in the previous year. The decreases in gross profit and gross margin were mainly due to reduced Onething Cloud hardware product sales as well as lower online advertising revenues generated this year.

Research and Development Expenses

Research and development expenses for the year were US$68.6 million, representing 37.8% of our total revenues, compared with US$76.8 million or 33.1% of our total revenues in the previous year. The reduction was primarily due to the optimization of organizational structure, benefits and compensation.

Sales and Marketing Expenses

Sales and marketing expenses for the year were US$31.8 million, representing 17.6% of our total revenues, compared with US$35.3 million or 15.2% of our total revenues in the previous year. The decrease was primarily due to a decreased number of marketing and promotional activities during this year as a result of gradually phased-out OneThing Cloud hardware product promotion activities.

General and Administrative Expenses

General and administrative expenses for the year were US$38.9 million, representing 21.5% of our total revenues, compared with US$40.8 million or 17.6% of our total revenues in the previous year.

Impairment of Assets, Net

Impairment of assets, net for the year was a credit of US$2.1 million, representing a net recovery of previously impaired assets, compared with US$6.3 million in the previous year which represented the receivables written-off after impairment and recoverability assessment.

Operating Loss

Operating loss was US$56.4 million, compared with operating loss of US$44.3 million in the previous year. The increase was mainly due to the decrease in gross profit resulting from a decrease in revenues from cloud computing and other internet value-added services (IVAS) and online advertising services.

Net Loss and Loss Per ADS

Net loss from continuing operations was US$53.4 million in 2019, compared with a net loss of US$40.8 million in the previous year. Non-GAAP net loss from continuing operations was US$48.0 million in 2019, compared with a loss of US$35.5 million in the previous year.

Diluted loss per ADS from continuing operations in 2019 was US$0.79 as compared with a loss of US$0.61 in the previous year.

Cash Balance

As of December 31, 2019, the Company had cash, cash equivalents and short-term investments of US$265.3 million, compared with US$319.5 million as of December 31, 2018.

Guidance for First Quarter of 2020

For the first quarter of 2020, Xunlei estimates total revenues to be between US$47 million and US$51 million, and the midpoint of the range represents a quarter-on-quarter increase of approximately 1.4%. The Coronavirus situation is evolving, and business visibility is very limited. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on March 12, 2020 (8:00 p.m. Beijing/Hong Kong Time), to discuss its quarterly and fiscal year results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-620-8038
Hong Kong:	852-3018-6771
United States:	1-845-675-0437
International:	65 6713-5090
Passcode:	4682158

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China (Mandarin):	400-602-2065
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-8199-0299
Replay Passcode:	4682158
Replay End Date:	March 19, 2020

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented

XUNLEI LIMITED

 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

 (Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	December 31,	December 31,
	2019	2018
	US$	US$
Assets

Current assets:
Cash and cash equivalents	162,465	122,930
Short-term investments	102,847	196,538
Accounts receivable, net	27,533	19,391
Inventories	5,537	12,667
Due from related parties	1,658	1,137
Prepayments and other current assets	16,543	10,236
Total current assets	316,583	362,899

Non-current assets:
Restricted Cash	2,983	-
Long-term investments	26,365	33,638
Deferred tax assets	1,118	5,690
Property and equipment, net	38,770	21,903
Intangible assets, net	9,426	9,991
Goodwill	20,382	20,717
Other long-term prepayments and receivables	313	593
Right-of use assets	8,747	-
Total assets	424,687	455,431

Liabilities
Current liabilities:
Accounts payable	24,213	22,629
Due to related parties	5,002	5,234
Contract liability and deferred income, current portion	31,988	30,295
Lease liabilities	4,693	-
Income tax payable	2,550	2,503
Accrued liabilities and other payables	42,840	44,065
Held-for-sale liabilities	-	3,309
Total current liabilities	111,286	108,035

Non-current liabilities:
Contract liability and deferred income, non-current portion	1,223	1,850
Lease liabilities, on-current portion	4,132	-
Deferred tax liabilities, non-current portion	1,179	1,366
Interest-bearing bank borrowing	11,324	-
Total liabilities	129,144	111,251

Equity
Common shares(USD0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 336,522,780 shares outstanding as at December 31, 2018; 368,877,205 issued and 339,165,241 shares outstanding as at December 31, 2019)	85	84
Additional paid-in-capital	472,052	466,624
Accumulated other comprehensive loss	(13,425)	(12,748)
Statutory reserves	5,132	5,132
Treasury shares (32,354,429 shares and 29,711,964 shares as at December 31,2018 and December 31, 2019, respectively)	7	8
Accumulated deficits	(166,973)	(113,804)
Total Xunlei Limited's shareholders' equity	296,878	345,296
Non-controlling interests	(1,335)	(1,116)
Total liabilities and shareholders' equity	424,687	455,431

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Twelve months ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2019	2019	2018	2019	2018
	US$	US$	US$	US$	US$
Revenues, net of rebates and discounts	48,292	43,839	42,296	181,267	232,132
Business taxes and surcharges	(82)	(77)	(315)	(602)	(1,528)
Net revenues	48,210	43,762	41,981	180,665	230,604
Cost of revenues	(30,297)	(24,450)	(23,241)	(99,913)	(115,667)
Gross profit	17,913	19,312	18,740	80,752	114,937

Operating expenses
Research and development expenses	(14,305)	(17,593)	(21,452)	(68,571)	(76,763)
Sales and marketing expenses	(11,139)	(6,241)	(8,996)	(31,820)	(35,322)
General and administrative expenses	(10,229)	(9,113)	(11,759)	(38,930)	(40,833)
Assets impairment loss, net	94	427	(6,348)	2,147	(6,348)
Total operating expenses	(35,579)	(32,520)	(48,555)	(137,174)	(159,266)

Operating loss	(17,666)	(13,208)	(29,815)	(56,422)	(44,329)
Interest income	492	801	88	1,897	1,183
Interest expense	-	-	(60)	(75)	(239)
Other income/(loss), net	3,427	(11,761)	(2,840)	5,861	2,810
Share of loss from equity investee	-	-	(228)	-	(307)
Loss from continuing operations before income taxes	(13,747)	(24,168)	(32,855)	(48,739)	(40,882)
Income tax (expense)/benefit	(4,384)	(448)	487	(4,676)	89
Net loss from continuing operations	(18,131)	(24,616)	(32,368)	(53,415)	(40,793)

Discontinued operations
Gain from discontinued operations before income taxes	-	-	-	-	139
Gain on disposal	-	-	-	-	1,394
Income tax expense	-	-	-	-	(230)
Net income from discontinued operations	-	-	-	-	1,303

Net loss	(18,131)	(24,616)	(32,368)	(53,415)	(39,490)
Less: net loss attributable to non-controlling interest	(37)	(59)	(191)	(246)	(212)
Net loss attributable to common shareholders	(18,094)	(24,557)	(32,177)	(53,169)	(39,278)

Loss per share for common shares, basic
Continuing operations	(0.0534)	(0.0726)	(0.0957)	(0.1574)	(0.1212)
Discontinued operations	-	-	-	-	0.0039
Total loss per share for common shares, basic	(0.0534)	(0.0726)	(0.0957)	(0.1574)	(0.1173)

Loss per share for common shares, diluted
Continuing operations	(0.0534)	(0.0726)	(0.0957)	(0.1574)	(0.1212)
Discontinued operations	-	-	-	-	0.0039
Total loss per share for common shares, diluted	(0.0534)	(0.0726)	(0.0957)	(0.1574)	(0.1173)

Loss per ADS, basic
Continuing operations	(0.2670)	(0.3630)	(0.4785)	(0.7870)	(0.6060)
Discontinued operations	-	-	-	-	0.0195
Total loss per ADS, basic	(0.2670)	(0.3630)	(0.4785)	(0.7870)	(0.5865)

Loss per ADS, diluted
Continuing operations	(0.2670)	(0.3630)	(0.4785)	(0.7870)	(0.6060)
Discontinued operations	-	-	-	-	0.0195
Total loss per ADS, diluted	(0.2670)	(0.3630)	(0.4785)	(0.7870)	(0.5865)

Weighted average number of common shares used in calculating continuing operations:
Basic	339,111,511	338,473,633	336,148,900	337,845,675	334,965,987
Diluted	339,111,511	338,473,633	336,148,900	337,845,675	334,965,987

Weighted average number of ADSs used in calculating continuing operations :
Basic	67,822,302	67,694,727	67,229,780	67,569,135	66,993,197
Diluted	67,822,302	67,694,727	67,229,780	67,569,135	66,993,197

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Twelve months ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2019	2019	2018	2019	2018
	US$	US$	US$	US$	US$
GAAP operating loss	(17,666)	(13,208)	(29,815)	(56,422)	(44,329)
Share-based compensation expenses	1,143	1,508	1,424	5,428	5,294
Non-GAAP operating loss	(16,523)	(11,700)	(28,391)	(50,994)	(39,035)

GAAP net loss from continuing operations	(18,131)	(24,616)	(32,368)	(53,415)	(40,793)
Share-based compensation expenses	1,143	1,508	1,424	5,428	5,294
Non-GAAP loss from continuing operations	(16,988)	(23,108)	(30,944)	(47,987)	(35,499)

GAAP loss per share for common shares attributable to continuing operations:
Basic	(0.0534)	(0.0726)	(0.0957)	(0.1574)	(0.1212)
Diluted	(0.0534)	(0.0726)	(0.0957)	(0.1574)	(0.1212)

GAAP loss per ADS attributable to continuing operations:
Basic	(0.2670)	(0.3630)	(0.4785)	(0.7870)	(0.6060)
Diluted	(0.2670)	(0.3630)	(0.4785)	(0.7870)	(0.6060)

Non-GAAP loss per share for common shares attributable to continuing operations:
Basic	(0.0500)	(0.0681)	(0.0915)	(0.1413)	(0.1053)
Diluted	(0.0500)	(0.0681)	(0.0915)	(0.1413)	(0.1053)

Non-GAAP loss per ADS attributable to continuing operations:
Basic	(0.2500)	(0.3405)	(0.4575)	(0.7065)	(0.5265)
Diluted	(0.2500)	(0.3405)	(0.4575)	(0.7065)	(0.5265)

Weighted average number of common shares used in calculating:
Basic	339,111,511	338,473,633	336,148,900	337,845,675	334,965,987
Diluted	339,111,511	338,473,633	336,148,900	337,845,675	334,965,987

Weighted average number of ADSs used in calculating:
Basic	67,822,302	67,694,727	67,229,780	67,569,135	66,993,197
Diluted	67,822,302	67,694,727	67,229,780	67,569,135	66,993,197

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com